NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of Common Shares of Beneficial Interest (the 'Common Shares) of Centerline Holding Company, (the 'Company') from listing and registration on the Exchange at the opening of business on January 22, 2009, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Common Shares are no longer suitable for continued listing and trading on the Exchange. The Company had fallen below the Exchange's continued listing standard regarding average global market capitalization over a consecutive 30 trading day period of not less than $25 million, which is the minimum threshold for listing. The Company had previously fallen below the NYSE's continued listing standard for average closing price of less than $1.00 over a consecutive 30 trading day period, as well as average global market capitalization over a consecutive 30 trading day period of not less than $75 million and latest reported shareholders' equity of not less than $75 million. The Company was in the process of submitting business plan materials, however, in light of the subsequent non-compliance with the aforementioned minimum market capitalization standard, this plan process is no longer available. 1. The Exchange's Listed Company Manual, Sections 802.01B, states, in part, that the Exchange would normally give consideration to delisting a security of either a domestic or non-U.S. issuer when: The issuer's average global market capitalization over a consecutive 30 trading-day period falls below $25,000,000, regardless of the original standard under which the issuer listed. 2. The Exchange, on December 1, 2008, determined that the Common Shares should be suspended from trading before the opening of the trading session on December 8, 2008, and directed the preparation and filing with the Commission of this application for the removal of the Common Shares from listing and registration on the Exchange. The Company was notified by letter on December 1, 2008. 3. Pursuant to the above authorization, a press release was issued on December 1, 2008, and an announcement was made on the 'ticker' of the Exchange at the close of the trading session on December 1, 2008 and other various dates of the proposed suspension of trading in the Common Shares. Similar information was included on the Exchange's website. Trading in the Common Shares on the Exchange was suspended before the opening of the trading session on December 8, 2008. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Common Shares, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period.